Exhibit 3(ii).1

Amendments to Bylaws

1.

The first sentence of Section 3.2 (“Number and Term of Office”) of the Company’s amended and restated bylaws is amended to read as follows:

The number of directors constituting the board of directors shall be ten.

2.

Section 3.15 (“Lead Director”) of the Company’s amended and restated bylaws is amended to read as follows:

3.15

Lead Director

If the Corporation’s president and chief executive officer, or any other officer or employee of the Corporation, is serving as the executive chairman of the board, the board shall appoint an outside director as the lead director. The lead director shall be independent under the listing standards of the National Association of Securities Dealers, Inc., and shall serve at the board’s pleasure until the next election of directors by the stockholders.

The lead director shall: working with the executive chairman of the board, coordinate the scheduling and agenda of board meetings and the preparation and distribution of agenda materials; preside when the board meets in executive session or otherwise in the absence of the executive chairman of the board; call special meetings of the board when he considers appropriate; oversee the scope, quality and timeliness of the flow of information from the Corporation’s management to the board; and serve as an independent point of contact for stockholders wishing to communicate with the board other than through the executive chairman of the board.

3.

Section 4.1 (“Principal Officers”) of the Company’s amended and restated bylaws is amended to read as follows:

4.1

Principal Officers

The principal officers of the Corporation shall consist of a president, chief financial officer and secretary. The board of directors may elect a chairman of the board from among the directors who are not also officers or employees of the Corporation, or an executive chairman of the board from among the directors who are also officers or employees of the Corporation, and may appoint such other officers and assistant officers, including one or more vice presidents, assistant treasurers and assistant secretaries as the Board considers advisable. More than one office may be held by the same person. Any reference in these Bylaws to the chairman of the board shall be deemed to include the executive chairman of the board, if one is elected.

4.

Section 4.6 (“Chairman of the Board”) of the Company’s amended and restated bylaws is amended to read as follows:

4.6

Chairman or Executive Chairman of the Board

The chairman or executive chairman of the board, if one is elected, shall confer with the president on matters of general policy affecting the day-to-day management of the Corporation’s business and have such other powers and duties as the board of directors assigns. The chairman or executive chairman of the board shall preside at all meetings of the board of directors.